Filed by WFS Financial Inc pursuant to Rule 425 under
the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: WFS Financial Inc
Commission File No.: 000-26458
Registration Statement No.: 333-129196
Date: December 12, 2005

News Release	Date: December 12, 2005
Contacts: Robert J. Costantino
Executive Vice President
Chief Financial Officer
Investor Relations
Phone: (949) 727-1002
Caren Roberson
Director Marketing Communications
Media Relations
Phone: (949) 753-3711
Email: Investor_Relations@Westcorpinc.com

For Immediate Release
Westcorp Announces Cash Dividend; Announces Filing of OCC Application
Irvine, CA: Westcorp (NYSE: WES), the diversified financial services company whose principal subsidiaries are WFS Financial Inc (Nasdaq: WFSI) and Western Financial Bank, declared on December 12, 2005, a cash dividend of $0.32 per share of Westcorp common stock. The dividend will be paid on March 15, 2006 for shareholders of record as of the close of business on March 01, 2006.
In the event that the previously announced merger with Wachovia Corporation (“Wachovia”) is consummated prior to the March 01, 2006 record date, no dividend will be paid by Westcorp. It is anticipated that in such event, former shareholders of Westcorp common stock, to the extent that they own shares of Wachovia common stock as of the applicable Wachovia record date, would receive a dividend from Wachovia.
In addition, on December 12, 2005, applications were filed with the Office of the Comptroller of the Currency for approval of the conversion of Western Financial Bank from a federal savings association to a national banking association, and for the merger of Wachovia Bank, National Association with and into the converted institution. The proposed name of the bank resulting from the merger is Wachovia Bank, National Association.
Westcorp is a financial services holding company whose principal subsidiaries are WFS Financial Inc and Western Financial Bank. For more information, visit www.westcorpinc.com.
Westcorp, through its subsidiary, WFS Financial, is one of the nation’s largest independent automobile finance companies. WFS Financial specializes in originating, securitizing, and servicing new and pre-owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. For more information, visit
www.wfsfinancial.com.
Westcorp, through its subsidiary, Western Financial Bank, operates retail branches and provides commercial banking services in Southern California. For more information, visit www.wfb.com.

Additional Information
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. Forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. Forward-looking statements in this press release include statements regarding the proposed mergers and the future payment of dividends.
These statements are subject to uncertainties and factors relating to Westcorp’s operations and business environment, all of which are difficult to predict and many of which are beyond its control that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from the forward-looking statements: changes in general economic and business conditions; interest rate fluctuations, including the effect of hedging activities; Westcorp’s financial condition and liquidity, as well as future cash flow and earnings and the level of operating expenses; competition; the effect, interpretation, or application of new or existing laws, regulations, court decisions and significant litigation; the exercise of discretionary authority by regulatory agencies; a decision to change Westcorp’s corporate structure; the availability of sources of funding; and the level of chargeoffs on the automobile contracts that Westcorp originates. In addition, Westcorp can provide no assurances that the merger with Wachovia will close when expected, if at all. The merger of Westcorp and Wachovia is subject to the requisite approval of Westcorp’s shareholders, and the merger of WFS Financial and Wachovia is subject to the requisite approval of WFS Financial’s shareholders (including the approval of a majority of shares of WFS Financial common stock represented and voting at the WFS shareholder meeting, excluding shares of WFS Financial common stock held by Westcorp and its affiliates). Additionally, each of the mergers are subject to receipt of requisite regulatory approvals, including the approval of applicable federal and state banking regulators, receipt of tax opinions and other closing conditions. Westcorp can also provide no assurances that any future dividends will be declared by Westcorp’s board of directors or by Wachovia’s board of directors. A further list of risks, uncertainties and other matters can be found in Westcorp’s filings with the SEC. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, Westcorp’s actual results may vary materially from those expected, estimated or projected. The information contained in this press release is as of the date of this press release. Westcorp assumes no obligation to update any forward-looking statements to reflect future events or circumstances.
The proposed merger of Westcorp with Wachovia will be submitted to Westcorp’s shareholders for their consideration and the proposed acquisition of WFS Financial Inc (“WFS Financial”) by Wachovia, pursuant to the merger of WFS Financial with a new wholly owned subsidiary of Wachovia, will be submitted to WFS Financial’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a definitive joint proxy statement-prospectus for each of Westcorp and WFS Financial, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed mergers with the SEC. The registration statement containing the definitive joint proxy statement-prospectus was declared effective by the SEC on November 22, 2005. Shareholders are urged to read the definitive joint proxy statement-prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about Wachovia, Westcorp, WFS Financial, the proposed mergers and transactions contemplated thereby and related matters. You can obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia — Investor Relations” and then under the heading “Financial Reports — SEC Filings”. Copies of the definitive joint proxy statement-prospectus, and SEC filings that are incorporated by reference therein, can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement-prospectus once it is available, regarding the proposed mergers. You may obtain free copies of these documents as described in the preceding paragraph.